Exhibit 99.(a)(5)(F)

● Event Details

Date: 2024-05-06

Company: Vertex Pharmaceuticals, Inc.

Ticker: VRTX-US

● Company Participants

Susie Lisa - Vertex Pharmaceuticals, Inc., Senior Vice President-Investor Relations

Reshma Kewalramani - Vertex Pharmaceuticals, Inc., President, Chief Executive Officer & Director

Stuart A. Arbuckle - Vertex Pharmaceuticals, Inc., Executive Vice President & Chief Operating Officer

Charles F. Wagner - Vertex Pharmaceuticals, Inc., Executive Vice President & Chief Financial Officer

● Other Participants

Geoff Meacham - Analyst

Jessica Fye - Analyst

Salveen Richter - Analyst

Evan David Seigerman - Analyst

Colin Nigel Bristow - Analyst

Terence C. Flynn - Analyst

Philip Nadeau - Analyst

Olivia Brayer - Analyst

Debjit Chattopadhyay - Analyst

Liisa A. Bayko - Analyst

MANAGEMENT DISCUSSION SECTION

Operator

00:00:10	Good day and welcome to the Vertex Pharmaceuticals First Quarter 2024 Earnings Conference Call. All participants will be in a listen-only mode. After today’s presentation, there will be an opportunity to ask questions.

00:00:21	I would now like to turn the conference over to Ms. Susie Lisa. Please go ahead.

Susie Lisa

00:00:26	Good evening, all. My name is Susie Lisa, and as the Senior Vice President of Investor Relations, it is my pleasure to welcome you to our first quarter 2024 financial results conference call. On tonight’s call, making prepared remarks, we have Dr. Reshma Kewalramani, Vertex’s CEO and President; Stuart Arbuckle, Chief Operating Officer; and Charlie Wagner, Chief Financial Officer.

00:00:47	We recommend that you access the webcast slides as you listen to this call. The call is being recorded, and a replay will be available on our website. We will make forward-looking statements on this call that are subject to the risks and uncertainties discussed in detail in today’s press release and in our filings with the Securities and Exchange Commission.

00:01:05	These statements including, without limitation, those regarding Vertex’s marketed medicines for cystic fibrosis, sickle cell disease and beta thalassemia; our pipeline; Vertex’s anticipated acquisition of Alpine Immune Sciences; and Vertex’s future financial performance are based on management’s current assumptions. Actual outcomes and events could differ materially.

00:01:28	I would also note that select financial results and guidance that we will review on the call this evening are presented on a non-GAAP basis. In addition, the impact of foreign exchange is presented inclusive of our foreign exchange risk management program.

00:01:42	I will now turn the call over to Reshma.

Reshma Kewalramani

00:04:00	Alpine’s lead asset, povetacicept or pove, is a potential best-in-class Phase 3-ready molecule for IgA nephropathy or IgAN, a disease with high unmet need. Pove is also a molecule that holds a pipeline-in-a-product potential in a number of other serious autoimmune renal diseases and cytopenias in Phase 2 development. We see the acquisition as just the right fit with just the right assets at just the right phase of development where Vertex’s capabilities can accelerate pove’s development in IgAN and other indications.

00:04:39	And lastly, Alpine will add protein engineering and immunotherapy expertise to Vertex’s capabilities, with particular relevance for our development programs in gentler conditioning for CASGEVY and immune evasion for our type 1 diabetes cell therapies. We are excited to begin working with the Alpine team, and together, advance pove into Phase 3 in IgAN later this year.

00:14:01	I’ll conclude with a few comments on povetacicept, the lead asset from our pending acquisition of Alpine Immune Sciences. We are excited about the potential of povetacicept across multiple dimensions including: preclinically with its high affinity and potency against both APRIL and BAFF pathways in preclinical assays, as well as high efficacy in cell and animal models of B cell-driven diseases; clinically, with patient data in IgAN through Phase 2 that look potentially best-in-class in proteinuria, in hematuria, GFR and clinical remission; better drug-like properties with direct patient benefit, including once every four week dosing subcutaneously with low injection volume; a good safety and tolerability profile; the broadest development plan in the field; and a robust IP portfolio. Important upcoming pove milestones in the second half of this year include initiation of the Phase 3 study in IgAN and readouts from the ongoing RUBY-3 and RUBY-4 basket studies in autoimmune renal diseases and cytopenias, respectively.

Charles F. Wagner

00:29:26	First quarter 2024 non-GAAP earnings per share were $4.76, including benefits from revenue and expense phasing, as well as a lower tax rate, compared to $3.05 in the first quarter of 2023. We ended the quarter with $14.6 billion in cash and investments. We will use a portion of this cash on hand to fund the $4.9 billion acquisition of Alpine Immune Sciences, which is expected to close this quarter, subject to certain customary conditions.

00:29:56	Alpine is a prime example of our priority for capital deployment, to invest in innovation, including external innovation via business development. We see multibillion-dollar potential for Phase 3- ready povetacicept, given its transformative and best-in-class potential in IgAN, a disease area with high unmet need. We also look forward to exploring pove’s full potential in other serious diseases. Additionally, we deployed over $140 million of cash in the first quarter to repurchase 336,000 shares.

00:30:59	For total Vertex operating expenses, we continue to project $4.3 billion to $4.4 billion in full year 2024 combined non-GAAP SG&A, R&D and acquired IPR&D. This operating expense range continues to include approximately $125 million in currently anticipated IPR&D charges. Upon the close of the Alpine acquisition, we expect Alpine’s projected non-GAAP operating expenses for the remainder of 2024 to be absorbed within this guidance range, but note the potential impacts of transaction accounting, including any potential acquired IPR&D charges will be determined at the time of closing.

00:32:10	Importantly, we also announced the anticipated acquisition of Alpine Immune Sciences, a compelling fit with Vertex’s strategy. Post-close, we aim to leverage Vertex’s clinical, regulatory and commercial capabilities to accelerate development and commercialization of Pove. We are targeting approval in IgAN in 2027 and contribution to Vertex’s revenue growth and diversification beginning in 2028, leveraging a specialty market approach with attractive margins.

Operator

00:33:26	We will now begin the question-and-answer session. Go ahead, Ms. Susie.

Operator

00:56:53	The next question will come from Debjit Chattopadhyay with Guggenheim Securities. Please go ahead.

Analyst: Debjit Chattopadhyay

00:57:00	Question – Debjit Chattopadhyay: Hey. Good afternoon. I’ve got a couple. First, on IgAN, when Vertex is ready to launch in IgAN, it’s likely Otsuka will have GFR data. How are you thinking about navigating this commercially? And then, on DM1, with the IND cleared and the Phase 1/2 underway, do you think myotonia is an approvable endpoint or is the agency going to ask for splicing correction with strength or force (00:57:27) measurements? Thanks so much.

Answer – Reshma Kewalramani:

00:58:37	On IgA nephropathy, so the most important things to know about IgA nephropathy is that it’s a serious chronic disease, and this is a disease that over time leads to decline in GFR and end-stage renal disease, death, or transplantation. The most important thing that I would be looking at as a nephrologist is efficacy, because proteinuria is known to translate to GFR, and therefore, the decline in renal function. So, if we have a medicine that has high reductions in proteinuria, and as I said in my prepared remarks, everything that we’ve seen from pove preclinically and clinically through Phase 2 is best-in-class across many dimensions, but certainly including efficacy, I think that’s the drug that physicians will choose.

Analyst: Liisa A. Bayko

00:59:53	Question – Liisa A. Bayko: Hi. Thanks for squeezing me in. So, just two from me. Just a follow-up on IgA nephropathy. Have you thought any more about how you might highlight having BLyS, because in addition to APRIL, I think that’s one kind of key differentiator of this program? And just wondering how you’re thinking about how you could differentiate on that point. I don’t know if there’s biopsies or some kind of different point that you could really highlight the potential benefits of BLyS. And then, just for CF and TRIKAFTA for the quarter, I noticed you had your price increase, yet sales looked slightly down quarter-over-quarter. Can you kind of just describe in the US what’s going on? Was there some higher gross-to-net, inventory changes, whatnot? That’d be great for some color there. Thank you so much.

01:00:46	Answer – Reshma Kewalramani: Thanks, Liisa. Let me take the IgAN question first, and then I’ll ask Charlie to comment on CF. On IgAN, you are correct in pointing out that it’s a dual inhibitor. It’s an inhibitor of BAFF as well as APRIL, and this is one of the most attractive features of povetacicept is this dual inhibition. Yes, preclinically, we can certainly share and we have information, and you’ll certainly see all of this with the fullness of time, the inhibition of BAFF and the measurement of that and how we can show that preclinically. We can also do that with APRIL.

01:01:29	However, I think the data that’s more interesting is the clinical data which is already available and that is with this dual APRIL, BAFF inhibitor on proteinuria. But I’d encourage you to look at the poster from the WCN Meeting that Alpine showed. It has proteinuria results. It has hematuria results. It has GFR results and it has a composite of remission. And I find those data very, very interesting, particularly the hematuria results clinically, because as you know, hematuria is a hallmark of this disease along with proteinuria. Let me turn it over to Charlie on the question about CF and US.

Operator

01:02:53	This concludes our question-and-answer session, as well as our conference call for today. Thank you for attending today’s presentation. A replay of today’s event will be available shortly after the call concludes by dialing 1-877-344-7529 or 1-412-317-0088 using replay access code 10186968. Again, that is 10186968. Thank you for your time today. You may now disconnect.

Special Note Regarding Forward-Looking Statements

This transcript contains forward-looking statements that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief, or current expectation of Vertex and members of the Vertex senior management team. Forward-looking statements are not purely historical and may be accompanied by words such as “anticipates,” “may,” “forecasts,” “expects,” “intends,” “plans,” “potentially,” “believes,” “seeks,” “estimates,” and other words and terms of similar meaning. Such statements include, without limitation, the information provided regarding and expectations for future financial and operating performance, and statements regarding (i) expectations, development plans and timelines for the company’s products and pipeline programs, including expectations for anticipated near-term commercial launch opportunities in CF and acute pain, anticipated benefits of new products and relevant patient populations, and plans to broaden and deepen R&D pipeline across modalities, (ii) expectations, plans, and the anticipated timeline for the acquisition of Alpine Immune Sciences, Inc. (Alpine), including with respect to the therapeutic scope of Alpine and potential benefits of povetacicept, our beliefs regarding povetacicept’s target patient population, and our beliefs regarding the clinical progress and availability of clinical data for Alpine’s pipeline, (iii) expectations for the vanzacaftor triple, including the anticipated benefits and plans to complete various global regulatory submissions in 2024 and preparations for commercial launch in multiple geographies, (iv) expectations regarding VX-522 to reach the >5,000 CF patients who cannot benefit from a CFTR modulator, VX-522 study progress and plans to have VX-522 data in late 2024/early 2025, (v) expectations for our acute pain program, including plans for near-term launch and commercial potential, beliefs regarding the potential benefits of suzetrigine as a non-opioid treatment option, expectations regarding the target profile for suzetrigine, plans to complete the suzetrigine U.S. regulatory submission in the second quarter of 2024, plans to initiate Phase 2 studies of the oral formulation of VX-993 later this year, plans to enroll patients in the Phase 1 study of the intravenous formulation of VX-993, and our expectations, plans, and beliefs regarding the commercial potential of suzetrigine, including as multi-billion dollar opportunity, the treatable patient population, and potential impactful legislation, (vi) expectations for our PNP pain program, including plans to seek a broad PNP label, plans to advance suzetrigine in DPN into Phase 3 pivotal development in the second half of 2024, enrollment and dosing plans for the Phase 2 study of suzetrigine in LSR, plans to advance an oral formulation of VX-993 into a Phase 2 study in PNP in 2024, and plans to advance additional NaV 1.7 and NaV1.8 inhibitors, (vii) expectations for our T1D program, including the potential benefits of VX-880, expectations for completion of dosing in the global VX-880 study, plans for VX-880 data, and beliefs regarding the treatable T1D patient population, (viii) expectations regarding our CF program, (ix) expectations for CASGEVY, including the potential benefits for patients with SCD or TDT, expectations for on-going commercial launch, expectations with respect to access and reimbursement, expectations for additional approvals, and plans for studies in younger age groups. While Vertex believes the forward-looking statements contained in this transcript are accurate, these forward-looking statements represent the company’s beliefs as of the date of this transcript and there are risks and uncertainties that could cause actual events or results to differ materially from those expressed or implied by such forward-looking statements. Those risks and uncertainties include, among other things, that data from clinical trials, especially if based on a limited number of patients, may not to be indicative of final results, the company may not be able to complete, successfully integrate, or profit from the Alpine acquisition, the company’s regulatory submissions may be delayed, actual patient populations eligible for our products may be smaller than anticipated, data from the company’s development programs may not be available on expected timelines, or at all, support registration or further development of its potential medicines due to safety, efficacy or other reasons, and other risks listed under the heading “Risk Factors” in Vertex’s annual report and subsequent quarterly reports filed with the Securities and Exchange Commission at www.sec.gov and available through the company’s website at www.vrtx.com. You should not place any undue reliance on these statements, or the data presented. Vertex disclaims any obligation to update the information contained in this transcript as new information becomes available.